Filed by Virtuoso Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: November 8, 2021

Benzinga PreMarket Prep Show – Interview, November 5, 2021

Participant - Jeffrey Warshaw

Interviewer 1 [00:37:07] That’s pretty wild, actually. I’m looking at that, too, Joel. That’s pretty wild. All right. Hey, let’s bring in our guests here. Jeff Warshaw is the CEO of Virtuoso Acquisition Corp. That is, of course, is a SPAC. They are buying a company called Wejo. We would talk about that and more. Let’s get Jeff on the show, Jeff. Good. Hey, how you doing? We are doing fantastic on this Friday. How you doing?

Jeffrey Warshaw [00:37:30] I’m doing great. Happy to be here.

Interviewer 2 [00:37:33] All right. Thank you, Jeff. A long time longtime friend of mine. Jeff, first of all, just tell us about this company I spoke to yesterday you are extremely excited about it. But tell us your target and the vote date is November 16th, correct?

Jeffrey Warshaw [00:37:49] That’s right. So out of every company that we looked at, we did not see anything that resembled the opportunity for us and our shareholders to make multiples on our investment as we grow. We just couldn’t be more excited. I think it’s a great team, an amazing, huge TAM. They have we think we’ve won the data set for the connected car, and it’s there’s so many opportunities for this company to monetize, be it. You know, obviously traffic and mapping, but insurance and advertising and vehicle diagnostics, there’s just a massive market. They’ve signed up 18 OEMs. And, you know, it’s just been it’s been terrific. We met, we met these guys and it was love at first sight. Richard is, you know, real visionary founder and CEO. And, you know, it’s been every, every step along the way they have exceeded our expectations, so we are really excited to talk about that.

Interviewer 2 [00:38:49] The data sets in the information that is going to be coming from the sensors on vehicles. It’s not, you know, just not just mapping and things like that, right? Expand on that, please.

Jeffrey Warshaw [00:39:01] Sure. So every connected car has this essentially a built in modem that can that streams constantly data at this point from around 150 sensors, has everything from speed and how many people are in the car to what’s on the radio, to the moisture on the tires, to diagnostic equipment like the fuel pump and the battery and all those many of the pieces of the engine are performing and that data is extremely valuable. Of course, in this case, Wejo has machine learned every lane of every highway in America already. But it also, you know, for example, you know, I’ve been in the media business for many years, and Nielsen does the ratings for audio. And I looked at this and said, Nielsen has, you know, in a city like New York, has 5000 people participating in the ratings. You get ratings once a week. And you and you know, very little at this age and sex of the of the driver. In this case, we have I think Wejo has eight percent of the drivers in all of New York. So it’s many, many times the sample size. You’re getting data in real time. So, for example, we’ll know when somebody tunes out a song or tunes out of commercial or listens to a commercial and then go visits that store when they visited and how many people are in the car and the same thing with billboards. And that’s only a very small percentage of the opportunity to monetize. Insurance companies, it’s not just UBI, it’s when it when a collision takes place within 12 centimeters, we know where the dents are. So you really can cut down on insurance fraud very, very valuable cuts down on how many towing trips have to be paid for and storage, you know, for mapping in real time, we can see when, when, when there’s value by knowing how fast the car is going. Knowing the angle, the moisture on the tires and the temperature outside, we can machine learn black where black ice is, which is tremendously valuable to the municipality. So there’s just so many ways this company has to monetize.

Interviewer 2 [00:41:18] Is there an additional cost to the cars. I mean, is this something that you know it’s gonna have to be passed on to the consumer and no?

Jeffrey Warshaw [00:41:27] No cost. Virtually all the cars that are being made now have this built in. It’s literally pennies per month. And the OEM pays for it because this data is very valuable when we think about things like EVs, right? The battery is really important for this company now has the opportunity to determine to see what’s going on with the battery usage in a way that just is. It hasn’t been available. Also, very helpful where they should be putting charging stations. So this is not cost the consumer there’s they have extremely buttoned up privacy opt in. They said they are setting the standard for privacy. And you know, Wejo means we journey and there and there are kind of those motto is data for good. So this will this data will not be used for like law enforcement. It will be only for things that are helpful to the driver. And you know, there’s a 300 page manual that agreement that has to be signed with the OEM regarding privacy in order for Wejo to participate.

Interviewer 2 [00:42:33] What about competing with Tesla? Is it? Is it Tesla? Have this market cornered, Tesla?

Jeffrey Warshaw [00:42:38] Yes. If you look at Tesla’s market cap, probably 100 billion dollars of their market cap is attributable to their data play. Tesla is a very we have more EVs connected than Tesla does so in America. So yes, we think that Tesla has a big opportunity, but it’s quite frankly dwarfed by the opportunity when you put in all these other OEMs. I mean, essentially these cars are. They’re going to need to talk to each other, and BMW and Mercedes are not going to share information. They need a neutral third party in the middle, particularly when autonomous cars so these cars can talk to each other, tell each other where there’s parking spots available. There needs to be a neutral third party and Wejo is that neutral third party sitting in the middle of that ecosystem?

Interviewer 1 [00:43:31] Jeff, I remember a few years ago I was made about like the battle for the dashboard because it was like the last screen that. The people were guaranteed to be glued to this, does Wejo do anything with the dashboard at all. I’m just curious because I remember reading like it’s like Spotify versus Apple versus Pandora in in the battle for your dashboard.

Jeffrey Warshaw [00:43:53] We’re not a part of that battle. We know what’s being played from the dash and we take that information. We do not. We’re not battling. You do not need to choose between, you know, Spotify or any of these. The OEM gets this data directly from the from the car and streams it to our cloud and we provide, you know, anonymize it and homogenize it and ultimately monetize it in a way. And we share the revenue with the OEM. So they’re highly incentivized for us to partner with them because we are able to do the work. And of course, the network effect is that the data becomes much more valuable and it doesn’t just come from one OEM.

Interviewer 1 [00:44:37] And then just with regards to like the SPAC process, you are you you’re the CEO of this SPAC. You’re looking for a target, right? When you’re in that process, surely Wejo was not the only revolutionary company that you saw. I’m sure. I’m sure you saw a lot of cool stuff, right? So like, what? What were you looking for? Yeah, obviously you’re looking for the returns for investors, right? But like but in terms of a company, what were you looking for?

Jeffrey Warshaw [00:45:04] So when we did our SPAC, you know, we said we wanted a company that we thought had a great management team that had a large addressable market that had, you know, proprietary, you know, that was proprietary, that that it wasn’t just another company that said we could do things bigger, faster, stronger. So when we we’ve looked at lots of companies and one of my partners and board members is a guy named Sam Hendel. Sam is a long, long time investor, but about 12 years ago, I think him and his two of his buddies from Yale created, a company called Data Miner,

Interviewer 1 [00:45:42] which is, well, that’s a good that’s I know them

Jeffrey Warshaw [00:45:45] right there. He’s a co-founder of Data Miner, and they essentially did this with social media. They raised money this year to four billion dollars from a billion dollar cap. And one of his early investors in data miner was a guy in Germany that has obviously done quite well. And he called us up and said, We have a company that you need to look at, and that’s how we found Wejo. So we and we, you know, after we met them, we kind of zoomed to the top of the list and you know, you know, Richard and I spoke the same language and we were able to make a deal with them. And let me also comment. When we talk a few things, I’d like to make sure that we differentiate ourselves from some of the other SPACs that are out there first off or when we did extensive diligence, PE style diligence on Wejo. And then when we made our deal and we put our part together, Palantir came in and they did extensive diligence. So now you have the most sophisticated data company on the planet doing some substantial diligence. They invested in the pipe, Microsoft. They had never made an investment in SPAC before they came in, did massive deal with this, and they invested in the PIPE. Sampo massive Japanese insurance company, they invested in the PIPE. GM, invested in the PIPE. So these are companies that did extreme amount of diligence alongside our diligence. We did really validating not only that this company was able to execute in real time. That’s, you know, amazing amount of data processing that needs to be done, but that they had these deals with the OEMs and that they had a real, sustainable business. So I can’t think of a SPAC that has this kind of growth. It is that level of validation from such smart investors. Also, we made our deal and negotiated our purchase, our merger price post-bubble of the SPAC. So you have other companies that came in and now, you know, the valuation on that we were able to get for our shareholders reflects the kind of adjustment in the market. So again, so we think it’s a very compelling valuation if you look at our comps, that it’s tremendously undervalued. These are companies that trade at 30 plus times revenue. We expect Wejo their projections are to be, you know, three quarters of a billion dollars in 2025. So you can do the math. We think it’s really undervalued. They’re executing really well. They have a unique data set that’s long term deals with their OEMs. Great management team. What can you possibly want?

Interviewer 1 [00:48:27] So Jeff, what is the timeline here for the deal?

Jeffrey Warshaw [00:48:31] The deal is on the 16th is the meeting and we expect it to close soon after. And you know, we think it’s a fantastic opportunity. We couldn’t be more excited.

Interviewer 1 [00:48:40] All right. Yeah, I mean, that excitement is coming through, I can tell you that I didn’t know much frankly anything about Wejo before yesterday. And now you’re getting me excited for a company that I just learned about yesterday. So Jeff Warshaw, Hey, Jeff, we appreciate you coming on the show today, really. He’s the CEO Virtuoso Acquisition Corp., ticker VOSO. So acquiring We Joe Connected Cars, you know, actually one question from the chat I almost forgot about this. It was asked early on, right when you came on. What is your or even Wejo’s position on the metaverse and their potential fit within that? Because it’s kind of the same idea, right? Massive amounts of data.

Jeffrey Warshaw [00:49:23] Well, I mean, this is a very specific connected car play. And you know, we’re taking the data. You know, I think if you want to go out to the next generation, that kind of fun stuff is autonomous vehicles. You know, we’ll reach a point like, you know, when next time, Joel, you know, 10 years from now, Joel’s is going to pull up to his restaurant in Detroit. He’s going to get out of the car, the car is going to drive away, it’s going to go pick up a quart of milk for him and pay for it. It’s going to talk to the other cars. It’s going to find a great parking space. And when Joel’s ready, he can hit a button and the car, come pick them up and take them home. And that’s that. Well, that cannot happen unless you have a neutral third party sitting between the OEMs. And that’s why Wejo.

Interviewer 2 [00:50:11] All right thanks Jeff.

Interviewer 1 [00:50:12] That will not happen because Joe doesn’t leave his house, unfortunately.

Interviewer 2 [00:50:15] Thanks Jeff.

Interviewer 1 [00:50:16] Jeff Warshaw CEO, Virtuoso Acquisition. Jeff, thank you so much for coming so much. Appreciate it. Thanks, Jeff. All right. Yeah, the excitement is coming through. It’s coming through the camera. I feel like I’m with you on the screen. I dig it. I dig it. So thanks a lot to Jeff for coming out today. OK. We got ten minutes. We got a lot to talk about.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), and thereafter declared effective on October 22, 2021, including the definitive proxy statement/prospectus filed on October 22, 2021 in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), which was thereafter declared effective on October 22, 2021. The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 was declared effective, the definitive proxy statement/prospectus was mailed to Virtuoso’s stockholders as of a record date of October 14, 2021 for voting on the proposed business combination. Stockholders are also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination is set forth in the definitive proxy statement/prospectus for the proposed business combination. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, is set forth in the definitive proxy statement/prospectus relating to the proposed business combination.

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